Exhibit 99.1

PACIFIC THERAPEUTICS LTD.
SUITE 1500 – 409 Granville Street
Vancouver BC V6C 1T2

NOTICE OF CHANGE OF AUDITOR

To:	British Columbia Securities Commission Ontario Securities Commission Canadian Securities Exchange Leed Advisors Inc. Chartered Accountants James Stafford Chartered Accountants

NOTICE IS HEREBY GIVEN that, on the advice of the Audit Committee of the Pacific Therapeutics Ltd.  (the "Company"), the Board of Directors of the Company resolved on February 3, 2014 that:

a)	The termination of Leed Advisors Inc., Chartered Accountants, to be effective February 11, 2014, as auditors of the Company be accepted, and

b)
James Stafford Chartered Accountants, be appointed as auditors of the Company to be effective February 11, 2014, to hold office until the next annual meeting at remuneration to be fixed by the directors.

In accordance with National Instrument 51-102 Continuous Disclosure Obligations ("NI 51-102") we confirm that:

a)	The Audit Committee of the Board of Directors made the recommendation for the change of auditors and therefore has terminated Leed Advisors Inc., Chartered Accountants as auditor for the Company;

b)
Leed Advisors Inc., Chartered Accountants, has not expressed any reservation in its reports for the two most recently completed fiscal years of the Company, nor for the period from the most recently completed period for which Leed Advisors Inc., Chartered Accountant, issued an audit report in respect of the Company and the date of this notice;

c)
the resignation of Leed Advisors Inc., Chartered Accountants, and appointment of James Stafford, Chartered Accountants, as auditors of the Company were both considered by the Audit Committee and approved by the Board of Directors of the Company;

d)
in the opinion of Corporation, and the Board of Directors of the Company, there have been no Reportable Events” as defined in NI 51-102 in connection with the audits of the two most recently completed financial years of the Company, nor any period from the most recently completed period for which Leed Advisors Inc., Chartered Accountant, issued an audit report in respect of the Company and the date of this notice; and

e)	the notice, termination, and letters of the auditors have been reviewed by the Audit Committee and the Board of Directors.

Dated February 12, 2014

Per:	signed "Derick Sinclair" Derick Sinclair, CFO